SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Hyseq, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   449163 30 2
                                 (CUSIP Number)

                           Thomas P. Livingston, Esq.
                          The Perkin-Elmer Corporation

                                 761 Main Avenue
                                Norwalk, CT 06859
                                 (203) 762-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                                Page 1 of 5 Pages

CUSIP No.  449163 30 2                 13D/A                   Page 2 of 5 Pages

-----| ------------------------------------------------------------------------
  1  | NAME OF REPORTING PERSONS
     | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     | The Perkin-Elmer Corporation  06-0490270
-----| ------------------------------------------------------------------------
  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
     |                                                                 (b) [_]
-----| ------------------------------------------------------------------------
  3  | SEC USE ONLY
     |
-----| ------------------------------------------------------------------------
  4  | SOURCE OF FUNDS*
     | WC
-----| ------------------------------------------------------------------------
  5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     | PURSUANT TO ITEMS 2(D) or 2(E)                                      [_]
-----| ------------------------------------------------------------------------
  6  | CITIZENSHIP OR PLACE OF ORGANIZATION
     | New York
-----| -------|----------------------------------------------------------------
              |  7  |   SOLE VOTING POWER
   NUMBER OF  |     |   620,621
    SHARES    |     |
 BENEFICIALLY |-----|----------------------------------------------------------
   OWNED BY   |  8  |   SHARED VOTING POWER
     EACH     |     |
    PERSON    |-----|----------------------------------------------------------
     WITH     |  9  |   SOLE DISPOSITIVE POWER
              |     |   620,621
              |-----|----------------------------------------------------------
              | 10  |  SHARED DISPOSITIVE POWER
              |     |
----------------------------- ------ ------------------------------------------
 11  | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     | 620,621
-----|-------------------------------------------------------------------------
 12  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     | CERTAIN SHARES*
     |                                                                     [_]
-----|-------------------------------------------------------------------------
 13  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     | 4.7%
-----|-------------------------------------------------------------------------
 14  | TYPE OF REPORTING PERSON*
     | CO
-------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D relating to shares of common stock, par value $0.001 per share (the "Issuer Common Stock"), of Hyseq, Inc., a Nevada corporation (the "Issuer"), is being filed to report the fact that the Reporting Person has ceased to beneficially own more than 5% of the Issuer Common Stock. Reference is made to the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on August 22, 1997. Items not included in this Amendment No. 1 are either not amended or are not applicable.

Item 2.  Identity and Background.

     In connection with the recapitalization of the Reporting Person on May 6, 1999, the Reporting Person became a wholly-owned subsidiary of PE Corporation, a Delaware corporation. The principal offices of PE Corporation are located at 761 Main Avenue, Norwalk, Connecticut 06859.

     PE Corporation is a supplier of products, services, and information in the life sciences and in genomics. PE Corporation conducts its business activities through its PE Biosystems Group and its Celera Genomics Group. The PE Biosystems Group is principally engaged in the development, marketing, and support of systems consisting of instruments, reagents, and software that are used in basic life sciences research, pharmaceutical research and development, diagnostics, forensics, and food testing. The Celera Genomics Group is principally engaged in the generation, sale, and support of genomic, proteomic, and related biological and medical information and the development and sale of related products and services. PE Corporation conducts these businesses indirectly through the Reporting Person and its other subsidiaries.

Item 5.  Interest in Securities of Issuer.

     (a) The Reporting Person beneficially owns an aggregate of 620,621 shares of Issuer Common Stock which represents 4.7% of the issued and outstanding shares of Issuer Common Stock (based on the number of shares outstanding as of March 31, 2000, as reported in the Issuer's definitive proxy statement for its annual meeting of stockholders dated April 10, 2000). As of the date hereof, none of the Reporting Person, PE Corporation or, to the knowledge of the Reporting Person, any of their directors or executive officers, otherwise beneficially own any shares of Issuer Common Stock.

     (b) Subject to the following sentence, the Reporting Person has sole voting and sole dispositive power with respect to all shares of Issuer Common Stock which are owned by the the Reporting Person. PE Corporation, by virtue of its ownership of all of the issued and outstanding capital stock of the Reporting Person, may also be deemed to have sole voting and sole dispositive power with respect to such shares.

     (c) On April 6, 2000, the Reporting Person sold 38,500 shares of Issuer Common Stock at an average price per share of $40.4659. On April 7, 2000, the Reporting Person sold 75,600 shares of Issuer Common Stock at an average price per share of $40.4456. On April 10, 2000, the Reporting Person sold 32,200 shares of Issuer Common Stock at an average price per share of $40.6405. All of such sales were effected by Warburg Dillon Read on behalf of the Reporting Person through the NASDAQ National Market System. Except as set forth in the immediately preceding sentence, there have not been any transactions in the Issuer Common Stock effected by or


                               Page 3 of 5 Pages
for the account of the Reporting Person, PE Corporation or, to the knowledge of the Reporting Person, any of their directors or executive officers, during the past 60 days.

     (d) Subject to the following sentence, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock owned by the Reporting Person. PE Corporation, by virtue of its ownership of all of the issued and outstanding capital stock of the Reporting Person, may also be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock owned by the Reporting Person.

     (e) Effective April 10, 2000, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer Common Stock.




                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 THE PERKIN-ELMER CORPORATION



                                 By: /s/ William B. Sawch
                                     ------------------------------------------
                                     William B. Sawch
                                     Senior Vice President and General Counsel




Dated:  April 13, 2000






                                Page 5 of 5 Pages